UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated March 1, 2012, containing a follow-up to the mandatory notification of trade by Hemen Holding Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release the Company, dated February 29, 2012, containing a correction to the mandatory notification of trade, also issued on February 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: March 1, 2012	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

SDRL - Flagging/Follow up on mandatory notification of trade by Hemen Holding Limited

Hamilton, Bermuda, 1 March, 2012 - Reference is made to the announcement by Hemen Holding Limited ("Hemen"), on 29 February 2012 that Hemen had agreed to sell up to 24m shares of Seadrill Ltd common stock ("Shares") to investors in an offering and enter into a privately negotiated cash or physically settled put option transaction with Goldman Sachs International ("Seller Put Option") with a 90 day average maturity on 24m Shares with a strike price set at the closing price on the New York Stock Exchange at Norwegian Kroner 235,1419. Hemen today announces that it has sold 24 million Shares and 24m Seller Put Options at a combined purchase price of NOK 236.3176 per Share and Seller Put Option, and has reduced its holding of Shares from 28% to 23% of the issued and outstanding share capital of Seadrill Limited. Hemen is a company which is ultimately controlled by trusts established for the benefit of John Fredriksen, Chairman of the Board of Seadrill, and his immediate family, and Hemen will following completion of the offering hold 109 million Shares, in addition Hemen has TRS agreements with underlying exposure to 3.9 million shares in Seadrill.

If all put options are exercised with physical delivery at expiry Hemen's position in Seadrill will remain as before the transaction, with 28% ownership.

This information is subject to the disclosure requirements pursuant to section 4-1 and section 4-2 of the Norwegian Securities Trading Act.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. The distribution of this announcement and the offer and sale of the securities referred to above in certain jurisdictions may be restricted by law. Any person reading this announcement should inform themselves of and observe any such restrictions.

The offering will only be available to the following persons in the United Kingdom: (i) persons having professional experience in matters relating to investments; and (ii) persons falling within Articles 49(2)(a) to (d) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (high net worth corporations, unincorporated associations etc.). If you are in the United Kingdom and do not fall into one of the above categories, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this announcement.

This announcement is not an offer of securities for sale in the United States. The securities cannot be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from the registration requirements thereof. There will be no public offering of the securities in the United States in connection with this transaction.

Cautionary Notice Regarding Forward-looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

Contact:
Analyst contact
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact
Alf C Thorkildsen
Chief Executive Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Exhibit 99.2

SDRL - Mandatory notification of trade

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

HAMILTON, Bermuda, Feb 29, 2012 - Seadrill Limited (the "Company" or "Seadrill") (NYSE: SDRL) today announced that Hemen Holding Limited ("Hemen"), a company which is ultimately controlled by trusts established for the benefit of John Fredriksen's family, Chairman of the Board of Seadrill, has agreed to sell  up to 24m shares of Seadrill common stock to investors ("Shares") and enter into a privately negotiated cash or physically settled put option transaction with Goldman Sachs International ("Seller Put Option") with a 90 day average maturity on 24m Shares with a strike price set at the closing price on the New York Stock Exchange at Norwegian Kroner 235,1419.

The shares are being sold by the selling shareholder in an undocumented offering within the United States only to Qualified Institution Buyers purchasing in reliance on Rule 144A and outside the United States to non-US persons in reliance on Regulation S under the U.S. Securities Act of 1933.

Goldman Sachs International will enter into privately negotiated cash settled put option transactions referencing the Shares with eligible counterparties with the maturity and the strike price identical to the maturity and the strike price of the Seller Put Option.  Goldman Sachs International may enter into additional hedging transactions concurrently with the pricing of the transactions described above and throughout the term of the Seller Put Option. These activities could have the effect of increasing, or preventing a decline in, the market price of the Shares concurrently with the pricing of the offering and/or settlement of the Seller Put Option.

Part of the net proceeds from the sale of the Shares will initially be used by Hemen to make a prepayment under the Seller Put Option.

Hemen currently owns 28% of Seadrill. This stake is currently worth approximately $5.6 billion and represents a disproportionately large part of the Fredriksen Group's investment portfolio, at approximately 63%, by value, of the listed company stakes controlled by Hemen. Hemen's ownership in Seadrill will be reduced through the offering to approximately 23% and Hemen will by far remain the largest shareholder in Seadrill. Seadrill's share of the listed company stakes controlled by Hemen will be reduced from 63% to 58%.

The main purpose of the sale is for the Fredriksen Group to have a slightly more diversified investment portfolio. The transaction will also create liquidity to aggressively pursue investment opportunities in the currently oversupplied market for commodity shipping. Such opportunities include buying distressed asset companies, ordering new buildings and seek opportunities for consolidation.

Hemen has entered into a lock up where it has agreed not to sell further shares in Seadrill for a period of one year.

John Fredriksen will remain Chairman of Seadrill and is committed to the successful development of Seadrill over the long term.

This announcement is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities. The distribution of this announcement and the offer and sale of the securities referred to above in certain jurisdictions may be restricted by law. Any person reading this announcement should inform themselves of and observe any such restrictions.

The offering will only be available to the following persons in the United Kingdom: (i) persons having professional experience in matters relating to investments; and (ii) persons falling within Articles 49(2)(a) to (d) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (high net worth corporations, unincorporated associations etc.). If you are in the United Kingdom and do not fall into one of the above categories, you will not be eligible to participate in the offering, and you should not act upon, or rely on, this announcement.

This announcement is not an offer of securities for sale in the United States. The securities cannot be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from the registration requirements thereof. There will be no public offering of the securities in the United States in connection with this transaction.

Cautionary Notice Regarding Forward-looking Statements
This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

Contact:
Analyst contact
Jim Dåtland
VP Investor Relations
Seadrill Management AS
+47 51 30 99 19

Media contact
Alf C Thorkildsen
Chief Executive Officer
Seadrill Management AS
+47 51 30 99 19

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.